Exhibit 4.63

Cabot Brown

10th April 2017

Dear Cabot,

Fee Increase

I am pleased to confirm that with effect from the 1st January 2017 your fees have been increased to $90,000 per annum.

All other terms and conditions of your appointment remain unchanged.

If you have any questions please do not hesitate to contact me.

Yours Sincerely

Adam George

Company Secretary

GW Pharmaceuticals plc Sovereign House, Vision Park, Histon, Cambridge, CB24 9BZ

Telephone : +44 (0)1223 266800       www.gwpharm.com